Exhibit 99.115

Consent of Laura Symmes, RM-SME

The undersigned hereby consents to the use of their technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" dated January 25, 2021, with an effective date of January 1, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Laura Symmes
Laura Symmes, RM-SME of Practical Mining LLC

Dated: May 5, 2022